EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

To the Administrative Committee of the

Mindspeed Technologies, Inc. Retirement Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-106148) on Form S-8 of Mindspeed Technologies, Inc. of our report dated June 24, 2008 with respect to the statements of net assets available for benefits of Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i-Schedule of Assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of Mindspeed Technologies, Inc. Retirement Savings Plan.

Lesley, Thomas, Schwarz & Postma, Inc.

Newport Beach, California

June 24, 2008